SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)(1)

                          AT&T WIRELESS SERVICES, INC.
                                (Name of Issuer)

              AT&T WIRELESS COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                   00209A 10 6
                                 (CUSIP Number)

                                   Jun Tajima
                  Managing Director-Global Business Department
                                NTT DoCoMo, Inc.
                                Sanno Park Tower
                       11-1, Nagata-cho 2-chome Chiyoda-ku
                              Tokyo 100-6150 Japan
                          Telephone: 011-81-3-5156-1111

                                 with a copy to:

                                Edmund C. Duffy
                               Nobuhisa Ishizuka
                                Mitsuhiro Kamiya
                                 Kenton J. King
                    Skadden, Arps, Slate, Meagher & Flom LLP
                               Four Times Square
                            New York, New York 10036
                           Telephone: (212) 735-3000
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                January 27, 2004
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

         This Amendment No. 5 amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission on January 8, 2001 (the "Original Filing"), by Nippon Telegraph and Telephone Corporation, a corporation organized under the laws of Japan ("NTT"), NTT DoCoMo, Inc., a corporation organized under the laws of Japan ("DoCoMo") and DCM Capital USA
(UK) Limited, a company organized under the laws of England and Wales ("DCM Capital"), as such Original Filing was amended and supplemented by Amendment No. 1 dated January 10, 2001, Amendment No. 2 dated December 31, 2001, Amendment No. 3 dated February 28, 2002 and Amendment No. 4 dated December 27, 2002 (as amended, the "Schedule 13D"). This Amendment No. 5 is being filed pursuant to a Joint Filing Agreement dated January 5, 2001, a copy of which is attached as Exhibit 1 to the Original Filing. Capitalized terms used in this Amendment No. 5 and not otherwise defined herein have the meanings set forth in the Schedule 13D, as amended.

Item 1.  Security and Issuer.

         Item 1 of the Schedule 13D is hereby amended by deleting Item 1 in its entirety and replacing it with the following:

         This statement on Schedule 13D relates to the common stock, par value $0.01 per share (the "AT&T Wireless Common Stock") of AT&T Wireless Services, Inc. ("AT&T Wireless" or the "Issuer"). The shares of AT&T Wireless Common Stock to which this statement on Schedule 13D relates were issued in exchange for the AT&T Wireless Group tracking stock, a security of AT&T Corp. ("AT&T") created to provide holders with financial returns based on the financial performance and economic value of AT&T's wireless services businesses (the "Tracking Stock"). In connection with the split-off of the Issuer from AT&T on July 9, 2001 (the "Split-Off"), AT&T redeemed all shares of Tracking Stock in exchange for shares of AT&T Wireless Common Stock on a one-for-one basis. In addition, AT&T completed a distribution of shares of AT&T Wireless Common Stock to AT&T shareholders in the form of a stock dividend. In association with the Split-Off, DoCoMo's warrants in Tracking Stock were converted into AT&T Wireless Common Stock warrants. The Split-Off resulted in AT&T Wireless becoming an independent, publicly traded company.

         The principal executive offices of AT&T Wireless are located at 7277 164th Avenue NE, Building 1, Redmond, Washington 98052.

Item 2.  Identity and Background.

         Item 2 of the Schedule 13D is hereby amended by deleting the clause "NTT owns approximately 67% of the outstanding voting securities of DoCoMo" in each of the last sentence of the first paragraph and the first sentence of the fifth paragraph in its entirety and replacing it with the following sentence:

         "NTT owns approximately 61.57% of the outstanding voting securities of DoCoMo."

Item 3.  Source and Amount of Funds or Other Consideration.

         Item 3 of the Schedule 13D is hereby amended by deleting Item 3 in its entirety and replacing it with the following:

         On January 22, 2001, pursuant to a Securities Purchase Agreement, DoCoMo purchased for an aggregate of $9,811,079,720, shares of a new class of AT&T preferred stock, which, upon the completion of the Split-Off, were automatically converted into shares of Tracking Stock and redeemed in exchange for 406,255,889 shares of AT&T Wireless Common Stock, and five-year warrants to purchase the equivalent of an additional 41,748,273 shares of Tracking Stock at $35 per share, which, upon the completion of the Split-Off, became exercisable for AT&T Wireless Common Stock (the "Warrants").

         The funds used to consummate the purchase of the AT&T Wireless Common Stock and the Warrants came from a loan of 1.2 trillion yen from various lenders as set forth in a loan commitment agreement, dated January 5, 2001. An English summary of the Japanese language loan commitment agreement is filed as an exhibit to Amendment No. 1 to the
         Schedule 13D and is incorporated by reference herein. Certain confidential portions have been omitted from the exhibit and are filed separately with the Securities and Exchange Commission. DoCoMo has assigned certain of its rights under the Securities Purchase Agreement and the Warrant Agreement to its wholly-owned subsidiary DCM Capital.

         DoCoMo utilized funds obtained through short term borrowings from various lenders to acquire on February 15, and February 28, 2002 an additional 26,734,557 shares of AT&T Wireless Common Stock pursuant to the exercise of its preemptive rights under the Investor Agreement as more fully described in Item 5 below. The aggregate purchase price for such shares was $381,769,474. A summary of such borrowing arrangements is filed as an exhibit to Amendment No. 3 to the
         Schedule 13D and is incorporated by reference herein. Certain confidential portions have been omitted from the exhibit and are filed separately with the Securities and Exchange Commission.

Item 4.  Purpose of Transaction.

         Item 4 of the Schedule 13D is hereby amended and supplemented by deleting Item 4 in its entirety and replacing it with the following:

         In a memorandum dated January 21, 2004 from Merrill Lynch & Co. ("Merrill Lynch"), DoCoMo was informed that AT&T Wireless desired to invite DoCoMo to submit a proposal (an "Acquisition Proposal") in accordance with procedures to be set forth in a letter from Merrill Lynch to DoCoMo and other interested parties (the "Procedures"), a draft of which was provided to DoCoMo. The memorandum stated that AT&T Wireless' invitation to DoCoMo to submit an Acquisition Proposal would be subject to DoCoMo's agreement to temporarily waive certain of its rights under Section 3.9 of the Investor Agreement to be notified by AT&T Wireless of the proposed terms of any Acquisition Proposal submitted by other parties.

         In response to this memorandum, and so as not to foreclose the opportunity of DoCoMo to submit an Acquisition Proposal to AT&T Wireless should it decide to do so, DoCoMo entered into a letter agreement with AT&T Wireless, dated January 27, 2004 (the "Consultation Waiver Agreement"). Pursuant to the terms of the Consultation Waiver Agreement, DoCoMo agreed, subject to and conditioned upon certain agreements and representations of AT&T Wireless, to a temporary, limited waiver of its consultation rights under Section 3.9 of the Investor Agreement.

         DoCoMo has not made any offer or proposal to acquire AT&T Wireless or its common stock prior to the date hereof, has made no decision to submit any Acquisition Proposal and has no obligation to do so in connection with the process now being undertaken by AT&T Wireless. However, DoCoMo expects to continue to evaluate on an ongoing basis AT&T Wireless' financial condition, business, operations and prospects, the market price of AT&T Wireless' stock, conditions in the securities markets generally, general economic and industry conditions and other factors, and reserves the right, on the basis of such evaluations, and without further amendment to this Schedule 13D, to submit an Acquisition Proposal to AT&T Wireless.

         The foregoing description of the Consultation Waiver Agreement is qualified in its entirety by reference to the full text of the agreement, which is incorporated by reference herein and a copy of which is filed as Exhibit 8 to this Amendment No. 5.

Item 5.  Interest in Securities of the Issuer

         Item 5(a) of the Schedule 13D is hereby amended by deleting Item 5(a) in its entirety and replacing it with the following:

         As of the date hereof, DCM Capital directly beneficially owns 432,990,446 shares of AT&T Wireless Common Stock and the Warrants to purchase an additional 41,748,273 shares of AT&T Wireless Common Stock, which represents approximately 17% of the Issuer's securities, based on 2,714,479,448 shares of AT&T Wireless Common Stock outstanding as of October 31, 2003, plus 41,748,273 shares of AT&T Wireless Common Stock issuable upon exercise of the Warrants. DoCoMo indirectly beneficially owns (by virtue of its 100% ownership interest in DCM Capital) and NTT indirectly beneficially owns (by virtue of its 61.57% ownership interest in DoCoMo) 432,990,446 shares of AT&T Wireless Common Stock and the Warrants to purchase an additional 41,748,273 shares of AT&T Wireless Common Stock, which represents approximately 17% of the Issuer's securities, based on 2,714,479,448 shares of AT&T Wireless Common Stock outstanding as of October 31, 2003, plus 41,748,273 shares of AT&T Wireless Common Stock issuable upon exercise of the Warrants.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following immediately following the ninth full paragraph entitled "Consultation on Certain Transactions":

         On January 27, 2004, DoCoMo entered into the Consultation Waiver Agreement, pursuant to which DoCoMo agreed, subject to and conditioned upon certain agreements and representations of AT&T Wireless, to a temporary, limited waiver of certain of its consultation rights under
         Section 3.9 of the Investor Agreement to be notified by AT&T Wireless of the proposed terms of any Acquisition Proposal submitted by other parties for the period from January 27, 2004 through the earliest to occur of the execution by AT&T Wireless of a definitive agreement with respect to an Acquisition Proposal, the determination by the board of directors of AT&T Wireless to terminate the process contemplated by the Procedures, and the earlier to occur of 60 days following the date set for the submission of final proposals in accordance with the Procedures and April 15, 2004. The foregoing description of the Consultation Waiver Agreement is qualified in its entirety by reference to the full text of the agreement, which is incorporated by reference herein and a copy of which is filed as Exhibit 8 to this Amendment No. 5.

Item 7.  Material to be Filed as Exhibits.

         Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following exhibit:

         Exhibit No.   Exhibit Name
         -----------   ------------
             8         Letter Agreement, dated as of January 27, 2004, by and
                       between NTT DoCoMo, Inc. and AT&T Wireless Services, Inc.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   January 27, 2004                 NTT DOCOMO, INC.


                                          By: /s/ Shirou Tsuda
                                             ----------------------------------
                                          Name:  Shirou Tsuda
                                          Title: Senior Executive Vice President

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   January 27, 2004                     NIPPON TELEGRAPH AND TELEPHONE
                                              CORPORATION


                                              By: /s/ Hiroo Unoura
                                                 ------------------------------
                                              Name:  Hiroo Unoura
                                              Title: Senior Vice President

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   January 27, 2004                     DCM CAPITAL USA (UK) LIMITED


                                              By: /s/ Masuo Umezu
                                                 ------------------------------
                                              Name:  Masuo Umezu
                                              Title: Director

                                 EXHIBIT INDEX

     Exhibit No.    Exhibit Name
     -----------    ------------
         8          Letter Agreement, dated as of January 27, 2004, by and
                    between NTT DoCoMo, Inc. and AT&T Wireless Services, Inc.